UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 7)1

SurModics, Inc.
(Name of Issuer)

Common Stock, $0.05 Par Value
(Title of Class of Securities)

868873100
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
830 Third Avenue, 3rd Floor
New York, New York 10022
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 6, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 868873100

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,710
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 28,710
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 28,710
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 868873100

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,280
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 38,280
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 38,280
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 868873100

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,280
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 38,280
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 38,280
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 868873100

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,280
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 38,280
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 38,280
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 868873100

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,280
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 38,280
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 38,280
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 868873100

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,132
	8	SHARED VOTING POWER 38,280
	9	SOLE DISPOSITIVE POWER 3,132
	10	SHARED DISPOSITIVE POWER 38,280
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 41,412
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 868873100

1	NAME OF REPORTING PERSON MARK MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 38,280
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 38,280
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 38,280
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 868873100

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 38,280
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 38,280
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 38,280
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 868873100

The following constitutes Amendment No. 7 (“Amendment No. 7”) to the Schedule 13D filed by the undersigned.  This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Starboard V&O Fund and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 28,710 Shares beneficially owned by Starboard V&O Fund is approximately $265,625, excluding brokerage commissions.  The aggregate purchase price of the 9,570 Shares held in the Starboard Value LP Account is approximately $88,536, excluding brokerage commissions.

The 3,132 Shares owned personally by Jeffrey C. Smith represent Shares obtained upon the exercise of certain options that were granted to Mr. Smith as compensation for his service on the Board of Directors of the Issuer (the “Board”).  As previously disclosed, on August 27, 2012, Mr. Smith resigned from his position as a member of the Board.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

As previously disclosed, on August 6, 2012, the Issuer commenced a “modified Dutch auction” tender offer for up to $55 million in value of the Shares at a price not greater than $19.00 nor less than $17.00 per Share, to the seller in cash, less any applicable withholding taxes and without interest (the “Tender Offer”).  On September 6, 2012, the Issuer announced that the Tender Offer expired at 5:00 p.m., New York City time, on Wednesday, September 5, 2012.  Based upon preliminary results, the Issuer expects to accept for payment an aggregate of 2,894,736 Shares at a purchase price of $19.00 per Share, for an aggregate cost of $55 million, excluding fees and expenses relating to the Tender Offer.  Accordingly, the Reporting Persons believe that an aggregate of 1,701,720 Shares tendered by them will be accepted for payment by the Issuer.  The Reporting Persons reserve the right to purchase or sell additional Shares of the Issuer depending upon overall market conditions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 17,544,156 Shares outstanding, as of August 1, 2012, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2012, minus the 2,894,736 Shares that the Issuer expects to accept for payment in the Tender Offer, as reported in Amendment No. 3 to the Schedule TO filed with the SEC on September 6, 2012.

A.	Starboard V&O Fund

(a)	As of the close of business on September 7, 2012, Starboard V&O Fund beneficially owned 28,710 Shares.

CUSIP NO. 868873100

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 28,710
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 28,710
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	Starboard Value LP

(a)
As of the close of business on September 7, 2012, 9,570 Shares were held in the Starboard Value LP Account.  Starboard Value LP, as the investment manager of Starboard V&O Fund and the manager of the Starboard Value LP Account, may be deemed the beneficial owner of the (i) 28,710 Shares owned by Starboard V&O Fund and (ii) 9,570 Shares held in the Starboard Value LP Account.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 38,280
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 38,280
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of Starboard V&O Fund since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 28,710 Shares owned by Starboard V&O Fund and (ii) 9,570 Shares held in the Starboard Value LP Account.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 38,280
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 38,280
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Value GP has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.  The transactions in the Shares on behalf of Starboard V&O Fund and through the Starboard Value LP Account since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 868873100

D.	Principal Co

(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 28,710 Shares owned by Starboard V&O Fund and (ii) 9,570 Shares held in the Starboard Value LP Account.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 38,280
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 38,280
4. Shared power to dispose or direct the disposition: 0

(c)
Principal Co has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.  The transactions in the Shares on behalf of Starboard V&O Fund and through the Starboard Value LP Account since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

E.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 28,710 Shares owned by Starboard V&O Fund and (ii) 9,570 Shares held in the Starboard Value LP Account.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 38,280
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 38,280
4. Shared power to dispose or direct the disposition: 0

(c)
Principal GP has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.  The transactions in the Shares on behalf of Starboard V&O Fund and through the Starboard Value LP Account since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

F.	Mr. Smith

(a)
As of the close of business on September 7, 2012, Mr. Smith beneficially owned 3,132 Shares.  Mr. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 28,710 Shares owned by Starboard V&O Fund and (ii) 9,570 Shares held in the Starboard Value LP Account.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 3,132
2. Shared power to vote or direct vote: 38,280
3. Sole power to dispose or direct the disposition: 3,132
4. Shared power to dispose or direct the disposition: 38,280

CUSIP NO. 868873100

(c)
The transactions in the Shares by Mr. Smith and on behalf of Starboard V&O Fund and through the Starboard Value LP Account since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

G.	Messrs. Mitchell and Feld

(a)
Each of Messrs. Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 28,710 Shares owned by Starboard V&O Fund and (ii) 9,570 Shares held in the Starboard Value LP Account.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 38,280
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 38,280

(c)
Neither of Messrs. Mitchell or Feld has entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.  The transactions in the Shares on behalf of Starboard V&O Fund and through the Starboard Value LP Account since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

Item 5(e) is hereby amended and restated to read as follows:

(e)           As of September 6, 2012, based upon preliminary results from the Tender Offer, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

CUSIP NO. 868873100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 10, 2012

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD By: Starboard Value LP, its investment manager STARBOARD VALUE LP By: Starboard Value GP LLC, its general partner	STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark Mitchell and Peter A. Feld

CUSIP NO. 868873100

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 6 to the Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

(1,276,287)*	19.0000	09/06/12

STARBOARD VALUE LP
(Through the Starboard Value LP Account)

(425,433)*	19.0000	09/06/12

JEFFREY C. SMITH

3,132**	11.7200**	09/06/12

* Shares tendered by the Reporting Persons in the Issuer’s “modified Dutch auction” tender offer.

** Shares obtained upon the exercise of certain options at an exercise price of $11.72 per Share.  The 3,132 Shares were previously reported as beneficially owned by Mr. Smith as Shares underlying certain options exercisable within 60 days.